Filed Pursuant to Rule 424(b)(3)

Registration No. 333-237443

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 7, 2020)

74,887,490 Ordinary Shares represented by 2,496,249 American Depositary Shares

This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities in connection with the offer and sale of such securities.

This prospectus supplement updates and should be read in conjunction with the prospectus dated April 7, 2020 (as supplemented to date), which is to be delivered with this prospectus supplement. Such documents contain information that should be considered when making your investment decision. To the extent there is a discrepancy between the information contained herein and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

This prospectus supplement consists of the Report on Form 6-K filed with the Securities and Exchange Commission on June 1, 2020.

Our ADSs are listed on the NYSE American under the symbol “CANF”. On May 31, 2020, the closing price of our ADSs on the NYSE American was US$2.15 per ADS. Our ordinary shares also trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI”. On May 31, 2020, the last reported sale price of our ordinary shares on the TASE was NIS 0.245 or $0.07 per share (based on the exchange rate reported by the Bank of Israel on the same day).

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 1, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K and exhibits 99.1, 99.2 and 99.3 and the text under the heading “Financial Results”, the accompanying interim condensed consolidated financial statements and “Forward Looking Statements” of the press release attached as Exhibit 99.4 to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 1, 2020, Can-Fite BioPharma Ltd. (the” Company”) re-issued its consolidated financial statements for the year ended December 31, 2019 as a result of the Company’s change in accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The consolidated financial statements attached hereto were prepared in accordance with U.S. GAAP. Such financial statements and accompanying Selected Financial Data and Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements and the Selected Financial Data and Operating and Financial Review and Prospects included in the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2020.

In addition, on June 1, 2020, the Company issued a press release announcing that it reported financial results for the three months ended March 31, 2020 and provided clinical and corporate updates. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Consolidated Financial Statements as of December 31, 2019.

99.2	Selected Financial Data and Operating and Financial Review and Prospects as of December 31, 2019.

99.3	Consent of Independent Registered Accounting Firm.

99.4	Press release dated June 1, 2020

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements as of December 31, 2019.

99.2	Selected Financial Data and Operating and Financial Review and Prospects as of December 31, 2019.

99.3	Consent of Independent Registered Accounting Firm.

99.4	Press release dated June 1, 2020

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

3

Exhibit 99.1

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CAN-FITE BIOPHARMA LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Can-Fite Ltd and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since at least 2001, but we are unable to determine the specific year.

Tel-Aviv, Israel

June 1, 2020

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2019	2018
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,697	$3,615
Other accounts receivables and prepaid expenses	3	4,383	4,015
Short-term investment	4	64	273

Total current assets		7,144	7,903

NON-CURRENT ASSETS:
Lease deposit		-	2
Other non-current receivables	5	912	-
Operating lease right of use assets	12	82	-
Property, plant and equipment, net	6	36	47

Total long-term assets		1,030	49

Total assets		$8,174	$7,952

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands except for share and per share data)

		December 31,
		2019	2018
	Note	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,156	$1,071
Current maturity of operating lease liability	12	36	-
Deferred revenues	11	469	926
Other accounts payable	7	610	1,122

Total current liabilities		3,271	3,119

NON-CURRENT LIABILITIES:
Long - term operating lease liability	12	39	-
Deferred revenues	9	2,422	1,818

Total Long-term liabilities		2,461	1,818

CONTIGENT LIABILITIES AND COMMITMENTS	9

SHAREHOLDERS’ EQUITY:	10
Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 120,652,683 shares as of December 31, 2019; 40,399,290 shares as of December 31, 2018		8,225	2,635
Additional paid-in capital		103,401	96,939
Accumulated other comprehensive income		1,127	1,127
Accumulated deficit		(110,311)	(97,686)

Total shareholders’ equity		2,442	3,015

Total liabilities and shareholders’ equity		$8,174	$7,952

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands except for share and per share data)

		Year ended December 31,
		2019	2018	2017
	Note	USD

Revenues	9	$2,032	$3,820	$789

Research and development expenses		(10,976)	(6,075)	(5,106)
General and administrative expenses		(3,063)	(3,159)	(2,868)

Operating loss		(12,007)	(5,414)	(7,185)

Other income	1b	-	-	769

Total Financial income (expense), net	13	(618)	(1,153)	1,603

Loss before taxes on income		(12,625)	(6,567)	(4,813)
Taxes on income	15	-	(4)	(29)

Net loss		$(12,625)	$(6,571)	$(4,842)

Basic and diluted net loss per share	14	$(0.14)	$(0.17)	$(0.14)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	636

Total comprehensive loss		$(12,625)	$(6,571)	$(4,206)

Net loss Attributable to:
Equity holders of the Company		$(12,625)	$(6,571)	$(4,748)
Non-controlling interests		-	-	(94)

		(12,625)	(6,571)	(4,842)
Total comprehensive loss attributable to:
Equity holders of the Company		(12,625)	(6,571)	(4,112)
Non-controlling interests		-	-	(94)

		$(12,625)	$(6,571)	$(4,206)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		85,909,859	38,902,214	32,525,138

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Can-Fite Biopharma Ltd. Shareholders’ Equity
	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated		Non- controlling	Total
	Number	Amount	capital	Shared	Income	deficit	Total	interests	Equity

Balance as of January 1, 2017	28,156,728	$1,783	$88,578	$(970)	$491	$(86,017)	$3,865	$42	$3,907

Net loss	-	-	-	-	-	(4,748)	(4,748)	(94)	(4,842)

Adjustment arising from translating financial statements from functional currency to presentation currency	-	-	-	-	636	-	636	-	636

Total comprehensive loss	-	-	-	-	636	(4,748)	(4,112)	(94)	(4,206)

Issuance of share capital and warrants, net of issuance expenses of $ 621	5,000,000	330	2,482	-	-	-	2,812	-	2,812

Issuance of share capital	138,890	10	85	-	-	-	95	-	95

Proceeds from sale of subsidiary in previously consolidated subsidiaries	-	-	(838)	970	-	-	132	52	184

Share-based payments	-	-	192	-	-	-	192	-	192

Balance as of December 31, 2017	33,295,618	$2,123	$90,499	-	$1,127	$(90,765)	$2,984	-	$2,984

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands except for share and per share data)

	Ordinary shares		Additional paid-	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	in capital	Income	deficit	equity

Balance as of January 1, 2018	33,295,618	$2,123	$90,499	$1,127	$(90,765)	$2,984

Liability reclassified to equity (*)	-	-	2,030	-	-	2,030

Cumulative effect of initial adoption of ASC 606 as of January 1, 2018	-	-	-	-	(350)	(350)

Issuance of share capital and warrants, net of issuance expenses of $ 613	6,667,672	482	3,905	-	-	4,387

Issuance of share capital	437,000	30	252	-	-	282

Share-based payments	-	-	253	-	-	253

Net loss	-	-	0	-	(6,571)	$(6,571)

Balance as of December 31, 2018	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

Issuance of share capital and warrants, net of issue expenses of $ 1,382	79,256,703	5,518	6,149	-	-	11,667

Issuance of share capital	996,690	72	43	-	-	115

Share-based payments	-	-	270	-	-	270

Net loss	-	-	-	-	(12,625)	(12,625)

Balance as of December 31, 2019	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

(*) See note 2c.

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands except for share and per share data)

	Year ended December 31,
	2019	2018	2017
	USD
Cash flows from operating activities:

Net loss	$(12,625)	$(6,571)	$(4,842)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment and amortization	14	14	19
Decrease in operating lease right of use asset	28	-	-
Change in other receivables	201	-	-
Share-based payment	385	535	192
Changes in fair value of warrants liability exercisable into shares	-	-	(1,965)
Changes in fair value of short-term investment	209	644	5
Gain from sale of investment in previously consolidated subsidiary	-	-	(769)
Issuance costs	-	-	302
Decrease in operating lease liability	(33)	-	-
Exchange differences on balances of cash and cash equivalents	(2)	89	83
Increase in accounts receivable, prepaid expenses	270	(853)	(2,907)
Increase in trade payable	1,085	644	293
Increase (decrease) in deferred revenues	146	1,218	(289)
Increase (decrease) in other accounts payable	(512)	125	906

Net cash used in operating activities	$(10,834)	$(4,155)	$(8,972)

Cash flows from investing activities:

Purchase of property, plant and equipment	(3)	(33)	(7)
Increase in other receivables	(250)	-	-
Proceeds from sale of investments in previously consolidated subsidiary	-	-	(22)

Net cash used in investing activities	(253)	(33)	(29)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	10,167	4,387	4,474

Net cash provided by financing activities	10,167	4,387	4,474

Exchange differences on balances of cash and cash equivalents	2	(89)	(83)

Increase (decrease) in cash and cash equivalents	(918)	110	(4,610)
Cash and cash equivalents at the beginning of the year	3,615	3,505	8,115

Cash and cash equivalents at the end of the year	2,697	3,615	3,505

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	-	4	29
Cash paid during the year for interest	29	18	23

The accompanying notes are an integral part of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and sexual dysfunction indications. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 30 ordinary shares of the Company.

b.	The Company owned 82% of a U.S. based subsidiary, Ophthalix, Inc. which developed the CF101 drug for treatment of ophthalmic indications under license from the Company. The license to develop this drug was transferred from the Company to Ophthalix, Inc. in the context of an ophthalmic activity spinoff transaction. Ophthalix, Inc. was traded in the over the counter market in the U.S. under the symbol “OPLI”.

On May 21, 2017, OphthaliX and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd. (the “Merger Sub”), and Wize Pharma Ltd. (“Wize”), an Israeli company formerly listed on the Tel Aviv Stock Exchange currently focused on the treatment of ophthalmic disorders, including dry eye syndrome, entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of the Merger Sub with and into Wize, with Wize becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger (the “Merger”). On November 16, 2017, the Merger was completed. As a result of the Merger, the Company’s ownership of OphthaliX, immediately post-Merger, became approximately 8% of the outstanding shares of common stock. In addition, immediately prior to the Merger, OphthaliX sold on an “as is” basis to the Company all the ordinary shares of Eyefite in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to the Company, including approximately USD 5,000 of deferred payments owed by OphthaliX and Eyefite to the Company and, as part of the purchase of Eyefite, the Company also assumed certain accrued milestone payments in the amount of USD 175 under a license agreement previously entered into with the NIH. In addition, that certain exclusive license of Piclidenoson granted to OphthaliX by the Company and a related services agreement was terminated. In connection with the Merger, OphthaliX was renamed Wize Pharma, Inc. As a result of the Merger, the Company recorded a capital gain of USD 769.

As of December 31, 2019, Eyefite had no activity.

c.	During the year ended December 31, 2019, the Company incurred net losses of USD 12,625 and it had negative cash flows from operating activities in the amount of USD 10,834.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement a cost reduction and may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 1:- GENERAL (Cont.)

d.

On March 27, 2020, the Company issued financial statements for the year ended December 31, 2019 and 2018 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. On May 27, 2020, the Company determined to change its accounting method from IFRS to United States generally accepted accounting principles in the United States (“US GAAP”).

These financial statements for the year ended December 31, 2019 and 2018 are accounted for in accordance with U.S. GAAP for the first time and have been presented in U.S. GAAP from date of inception.

An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

i.	Operating lease right of use assets:

Under IFRS, the Company recognized depreciation expense of operating lease right of use assets and interest expense on lease liabilities. Under U.S. GAAP, the Company recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. As a result, as of December 31, 2019, operating lease right of use assets has decreased by $1, finance expenses decreased by $3 and general and administrative expense increased by $4 for the year ended December 31, 2019.

ii.	Warrants exercisable into shares:

Under IFRS, the Company has recognized certain warrants as a liability due to a cashless exercise mechanism and certain warrants as equity. Changes in fair value of warrants which were classified as liability from the commitment date to each reporting date were recorded as financial income (expense) in the Company’s statement of comprehensive loss. Under U.S. GAAP, the Company has recognized warrants as part of the shareholders’ equity. As a result, as of December 31, 2019, warrants exercisable into shares were classified under shareholders’ equity, finance income decreased by $3,037 in the year ended December 31, 2019, an d finance income increased by $1,591 in the year ended December 31, 2017.

The following is a reconciliation between the total equity attributable to the Company’s shareholders as reported under the IFRS as of December 31, 2019 and December 31, 2018 compared to the amounts reported in accordance with U.S. GAAP:

- as of December 31, 2019, additional paid in capital increased by $1,666 and accumulated deficit increased by $101 and as a result shareholders’ equity increased by $1,565; and

- as of December 31, 2018, additional paid in capital decreased by $2,937 and accumulated deficit decreased by $2,937.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with U.S. GAAP.

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany accounts and transactions have been eliminated.

c.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

From the Company’s inception through January 1, 2018, the Company’s functional and presentation currency was the New Israeli Shekel (“NIS”). Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the U.S. dollar (“dollar”, “USD” or “$”) from the NIS effective January 1, 2018. These changes were based on an assessment by Company management that the USD is the primary currency of the economic environment in which the Company operates.

In determining the appropriate functional currency to be used, the Company followed the guidance in Accounting Standard Codification (“ASC”) 830, “Foreign Currency Matters”, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company is incurring and expects to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of the Company’s available funds are in USD, the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, the Company also changed the presentation currency of these financial statements to the USD. This change was retrospectively implemented. In accordance with ASC 830, since the Company’s presentation currency was different than its functional currency, results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

The Company also implements the guidance in ASC 830 regarding translating foreign currency financial statements of consolidated subsidiary.

As a result of the change in the Company’s functional currency, at January 1, 2018, the Company reclassified its warrants with an exercise price denominate in USD to equity according to the warrants fair value on that date in an amount of $2,030 that were outstanding as of December 31, 2017, as a financial liability.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive loss as financial income or expenses, as appropriate.

d.	Cash equivalents:

The Company considers all highly liquid investments, which are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

e.	Account receivables and prepaid expenses:

Prepaid expenses are composed mainly from active pharmaceutical ingredients and clinical trial drug-kits which are expensed based on the percentage of completion method of the related clinical trials.

f.	Account receivables and prepaid expenses:

Long-term lease deposits include mainly long-term deposits for the Company’s leased vehicles.

g.	Property, plant and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%	Mainly %

Laboratory equipment and Leasehold improvements	10

Computers, office furniture and equipment	6 - 33	33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including extension option held by the Company and intended to be exercised) and the expected life of the improvement.

h.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2019, and 2018, no impairment indicators have been identified.

i.

Revenue recognition:

As of January 1, 2018, the Company initially adopted Topic 606 – “Revenue from Contracts with Customers”. The Company elected to apply the provisions of the standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company generates revenues from distribution agreements. Such revenues comprise of upfront license fees, milestone payments and potential royalty payments.

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from contracts with strategic partners are recognized over time as the Company satisfies the performance obligations. The Company usually accepts long-term upfront payment from its strategic partners. Contract liabilities for those upfront payments are recognized as revenue over time.

The Company identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

In several contracts components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end. Revenues from royalties are recognized as they accrue in accordance with the substance and terms of the relevant agreement.

In other contracts, the Company determined the license to the IP to be a functional IP that has significant standalone functionality. The Company is not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore, the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

The Company receives long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Company and its advances at contract inception, to take into consideration the significant financing component. Contract liabilities due to the upfront payments are recognized as revenue when the Company performs under the contract.

j.	Research and development expenditures:

Research expenditures are recognized in the statement of comprehensive loss when incurred.

k.	Fair value measurement:

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments. Some of the inputs to these models are unobservable in the market and are significant. The Company has financial assets measured using Level 1 inputs. See Note 4 and Note 8.

l.	Legal and other contingencies

From time to time the Company is involved in claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. As of December 31, 2018, and 2019, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Legal costs incurred in connection with loss contingencies are expensed as incurred.

m.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expense for the year ended December 31, 2019, 2018 and 2017 amounted to $42, $42 and $42, respectively.

n.	Share-based payment transactions:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Binomial option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company. The expected option term represents the period that the Company’s share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

o.	Taxes on income:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”, (“ASC 740”) which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2019 and 2018, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2019, and 2018, no liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

p.	Loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding share options and warrants for the years ended December 31, 2019, 2018 and 2017 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

To compute diluted loss per share for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the total number of 2,673,400, 1,437,400 and 1,490,423 shares, respectively subject to outstanding unlisted options have not been considered since they have anti-dilutive effect.

q.	Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASC 842”). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning January 1, 2019. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 840. The Company elected the package of practical expedients permitted under ASC 842, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the adoption of ASC 842 on January 1, 2019, the Company recorded both operating lease ROU assets and operating lease liabilities of $19. The adoption did not impact the Company’s beginning retained earnings, or prior year consolidated statements of comprehensive loss and statements of cash flows. Under ASC 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities.

These amounts include payments affected by the Consumer Price Index. As most of the Company’s leases do not provide an implicit rate, the Company, with the assistance of a third-party valuation firm, determined the incremental borrowing rate in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Operating leases are included in operating lease ROU assets, current and non-current operating lease liabilities, on the Company’s consolidated balance sheets. See Note 12 for further information on leases.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation—Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. The Company adopted this ASU on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

r.	Recently issued accounting pronouncements, not yet adopted:

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments.

For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendment is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018
	USD

Government authorities	$14	$41
Asset related to Univo transaction (see Note 5)	637	-
Prepaid expenses and others	$3,732	$3,974

	$4,383	$4,015

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 4:- SHORT-TERM INVESTMENT

The Company holds 356,803 shares of Wize Pharma Inc. as of December 31, 2019 and December 31, 2018 which as of such date represents 2.2% and 3.9% percent of Wize Pharma Inc.’s outstanding shares, respectively. The shares are measured at fair value through profit or loss.

NOTE 5:- OTHER NON-CURRENT RECEIVABLES

On September 10, 2019, the Company entered into a collaboration agreement with Univo Pharmaceuticals (“Univo”), a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under this collaboration agreement, Univo will provide the Company with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. The Company agreed to pay Univo a total of USD 500 in two instalments and issued to Univo 19,934,355 of its ordinary shares through a private placement, representing approximately 16.6% of the Company’s ordinary shares outstanding after giving effect to the issuance. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between the Company and Univo on the basis of each party’s contribution.

As of December 31, 2019, the Company issued 19,934,355 of its ordinary shares to Univo at a value of USD 1,500 and paid to Univo USD 250 in cash. In addition, for the year ended December 31, 2019, the Company recognized an expense of USD 201 with respect to laboratory services received from Univo.

The following table represents the above asset as of December 31, 2019:

December 31, 2019
Other receivables (Note 3)	$637
Other non-current receivables	912
Total	$1,549

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2019	2018
Cost:

Laboratory equipment	$39	$39
Computers, office furniture and equipment	193	190
Leasehold improvements	12	12

	244	241
Accumulated depreciation:

Laboratory equipment	23	18
Computers, office furniture and equipment	178	170
Leasehold improvements	7	6

	208	194

Property and equipment, net	$36	$47

Depreciation expenses for the year ended December 31, 2019, 2018 and 2017 amounted to $14, $14 and $19, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 7:- OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018
	USD

Employees and payroll accruals	$165	$149
Accrued expenses	445	973

	$610	$1,122

NOTE 8:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	December 31, 2019
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$64	$64	$-	$-

Total financial assets	$64	$64	$-	$-

	December 31, 2018
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$273	$273	$-	$-

Total financial assets	$273	$273	$-	$-

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

1)	A one-time concession commission of €25;

2)	Annual royalties of €10 until the clinical trials commence;

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3)	2%-3% of net sales (as defined in the agreement) received by the Company;

4)	Royalties in a total amount of up to €850 based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 upon initiation of Phase I studies; (ii) €100 upon initiation of Phase II studies; (iii) €200 upon initiation of Phase III studies; and (iv) €500 upon marketing approval by any regulatory authority.

5)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31 2019, no accrual has been recorded with respect to Leiden University.

b.	Commitments and license agreements:

1.	In March 2015, the Company signed a distribution agreement with Cipher Pharmaceuticals (“Cipher”). As part of the distribution agreement, Cipher will distribute Can-Fite’s lead drug candidate, Piclidenoson for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of USD 1,292 (CAD 1,650) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of Piclidenoson in Canada.

The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing. Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition, the Company agreed to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will be spread over a period ending December 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

2.	In October 2016, the Company signed a distribution agreement with Chong Kun Dang Pharmaceuticals Corp. (“CKD”) for future sales in South Korea. As part of the distribution agreement, CKD will distribute Namodenoson for the treatment of liver cancer in the South Korean market upon receipt of regulatory approvals.

Under the terms of the agreement, CKD made an upfront payment of USD 500 to the Company in December 2016 and in August 2017, the Company received a second milestone payment in the amount of USD 500 from CKD, which has licensed the exclusive right to distribute Namodenoson for the treatment of liver cancer in Korea upon receipt of regulatory approvals.

In addition, the agreement provides that additional payments of up to USD 2,500 will be received by the Company upon the achievement of certain milestones.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The agreement further provides that the Company will deliver finished product to CKD and that CKD will reimburse the Company for the cost of manufacturing for which the Company is entitled to a transfer price of the higher of the manufacturing cost plus 10% or 23% of net sales of Namodenoson in South Korea.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea;(iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

The Company estimates these services will spread over a period ending June 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

On February 25, 2019, the Company’s Distribution Agreement with CKD was amended to expand the exclusive right to distribute Namodenoson for the treatment of NASH in addition to liver cancer in South Korea. CKD has agreed to pay the Company up to an additional USD 6,000 in upfront and milestone payments payable with respect to the NASH indication. The Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch. In April 2019, the Company received an upfront payment of USD 1,000. The Company estimates these services will spread over a period ending June 2023.

3.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for Piclodenoson with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (“KD”). According to the license agreement, the Company granted the KD a license to use, develop and market its Piclodenoson for treating only rheumatoid arthritis only in the Republic of Korea.

As of December 31, 2019, the Company estimates that such contingent payments are remote.

4.	On January 8, 2018, the Company entered into a Distribution and Supply Agreement with Gebro Holding GmBH (“Gebro”), granting Gebro the exclusive right to distribute Piclidenoson in Spain, Switzerland, Liechtenstein and Austria for the treatment of psoriasis and rheumatoid arthritis.

Under the Distribution and Supply Agreement, the Company is entitled to €1,500 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750 and €1,600 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300 and up to €4,025 upon meeting certain net sales. In addition, following regulatory approval, the Company shall be entitled to future royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. On January 25, 2018 the Company received a first payment of approximately USD 2,200 from Gebro and in August 2018 received approximately USD 350 upon reaching the first milestone.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) an exclusive license to distribute the product in South Korea; (iii) participation in a joint steering committee; and, (iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The useful life, depreciation method and residual value of a liability are reviewed at least each year-end.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 9:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company estimates these services will spread over a period ending December 2023. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

5.	On August 6, 2018, the Company entered into a License, Collaboration and Distribution Agreement with CMS Medical Venture Investment Limited (“CMS Medical”) for the commercialization of Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan). Under the License, Collaboration and Distribution Agreement, the Company received USD 2,000 upon execution of the agreement and is entitled to additional milestone payments upon achieving certain regulatory and sales milestones. In addition, following regulatory approval, the Company shall be entitled to future double digit royalties on net sales in the territories and payment for the manufacturing of Piclidenoson and Namodenoson.

6.	On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals. Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total upfront payment of USD 750 to the Company, with additional payments of up to USD 3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch. In August 2019, the Company received the upfront payment of USD 750 from Kyongbo Pharm.

7.	On October 7, 2019, the Company entered into an agreement (the “Agreement”), with Capital Point Ltd. (“Capital Point”). Pursuant to the Agreement, the Company agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed USD 1,300. Under the Agreement, the Company and Capital Point agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdrew its notices to call a shareholders’ meeting. In addition, Capital Point agreed to appear in person or by proxy at the Company’s 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by the Company’s board for the approval of its shareholders. Further, for a period of five years following the date of the Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions. As of December 31, 2019, the Company paid USD 400 as an advance for the financial services to be received.

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	On May 10, 2019, the Company effected a change in the ratio of the Company’s ADS to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and per ADS data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the ratio change.

All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Issue of shares and warrants and changes in equity:

1.	On March 13, 2018, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 3,333,336 ADSs representing 6,666,672 of its ordinary shares and, in a concurrent private placement, warrants to purchase 2,500,002 ADSs representing 5,000,004 of its ordinary shares for an aggregate purchase price of USD 5,000 (excluding issuance cost of USD 613). The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.00 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 166,667 ADSs representing 333,334 ordinary shares exercisable at USD 2.00 per ADS, subject to certain adjustments, for a period of five years.

2.	In May 2018, the Company issued 200,000 ADSs representing 400,000 ordinary shares to one of its service providers for its services.

3.	In December 2018, the Company issued 18,500 ADSs representing 37,000 ordinary shares to one of its service providers for its services.

4.	On January 18, 2019, the Company completed a registered direct offering with an institutional investor, pursuant to which it sold an aggregate 149,206 ADSs representing 4,476,192 ordinary shares (“January 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 149,206 ADSs representing 4,476,192 ordinary shares for an aggregate purchase price of USD 2,350 (excluding issuance cost of USD 428). The warrants have an exercise price of USD 19.50 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 7,460 ADSs representing 223,810 ordinary shares on the same terms as the warrants except they have a term of five years.

5.	On April 4, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 328,205 ADSs representing 9,846,156 ordinary shares (“April 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 328,205 ADSs representing 9,846,156 ordinary shares for an aggregate purchase price of USD 3,200 (excluding issuance cost of USD 414). The warrants have an exercise price of USD 12.90 per ADS, are immediately exercisable and expire five years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 16,410 ADSs representing 492,308 ordinary shares on the same terms as the warrants except they have a term of five years.

6.	On May 22, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 1,500,000 ADSs representing 45,000,000 ordinary shares (“May 2019 Financing”). In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 1,500,000 ADSs representing 45,000,000 ordinary shares for an aggregate purchase price of USD 6,000 (excluding issuance cost of USD 540). The warrants have an exercise price of USD 4.00 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 75,000 ADSs representing 2,250,000 ordinary shares on the same terms as the warrants except they have a term of five years.

7.	In September 2019, the Company issued 19,934,355 of its ordinary shares in connection with the Univo collaboration agreement (refer to Note 5).

8.	In December 2019, the Company issued 996,690 of its ordinary shares to a consultant in exchange for his services in connection with the Univo collaboration agreement.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Share options:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the 2013 Plan, the Company may grant its officers, directors, employees and consultants, stock options, of the Company. Each stock option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

Upon the adoption of the 2013 Plan the Company reserved for issuance 2,500,000 shares of ordinary shares, NIS 0.25 par value each. As of December 31, 2019, the Company had no shares available for future grant under the 2013 Plan.

d.	Warrants exercisable into shares classified as a liability:

1.

In March 2014, the Company completed a private placement pursuant to which it sold an aggregate of 982,344 ADSs representing 1,964,688 ordinary shares and warrants to purchase an additional 491,172 ADSs representing 982,344 ordinary shares (the “March 2014 Financing”).

In December 2014, the Company completed a registered direct offering pursuant to which it sold an aggregate of 1,797,753 ADSs representing 3,595,506 ordinary shares. In addition, the Company issued unregistered warrants to purchase 898,877 ADSs representing 1,797,753 ordinary shares (the “December 2014 Financing”).

The warrants issued in the March 2014 Financing were exercisable after 6 months from the date of issuance for a period of four years and had an exercise price of $ 96.3 per ADS (equivalent to $ 3.215 per ordinary share) (subject to certain adjustments). The warrants issued in the December 2014 Financing were exercisable for a period of five years following issuance and had an exercise price of $ 66.75 per ADS (equivalent to $ 2.225 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the December 2014 Financing, as of 2017 was $37 thousand.

Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

2.

In September 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 2,068,966 ADSs representing 4,137,932 ordinary shares. In addition, the Company issued unregistered warrants to purchase 1,034,483 ADSs representing 2,068,966 ordinary shares (the “September 2015 Financing”).

In October 2015, the Company completed a registered direct offering pursuant to which it sold an aggregate 1,109,196 ADSs representing 2,218,392 ordinary shares. In addition, the Company issued unregistered warrants to purchase 443,678 ADSs representing 887,356 ordinary shares (the “October 2015 Financing”).

The warrants were exercisable after 6 months from the date of issuance for a period of five and a half years and had an exercise price of $ 78.75 per ADS (equivalent to $ 2.625 per ordinary share) (subject to certain adjustments). The fair value of the warrants issued as part of the September 2015 Financing, as of December 31, 2017 was $585 thousand. The fair value of the warrants issued as part of the October 2015 Financing, as of December 31, 2016 and 2017 were $498 thousand, and $252 thousand, respectively.

Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

3.

In January 2017, the Company completed a registered direct offering with certain institutional and accredited investors, pursuant to which it sold an aggregate 2,500,000 ADSs representing 5,000,000 of its ordinary shares and, in a concurrent private placement, warrants to purchase 1,250,000 ADSs representing 2,500,000 of its ordinary shares for an aggregate purchase price of USD 5,000 (the “January 2017 Financing”).

The warrants may be exercised after 6 months from the date of issuance for a period of five and a half years and have an exercise price of USD 2.25 per ADS (subject to certain adjustments). The Company also issued placement agent warrants to purchase 125,000 ADSs representing 250,000 ordinary shares exercisable at USD 2.25 per ADS, subject to certain adjustments, for a period of five years. The investor warrants and placement agent warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The fair value of the warrants issued as part of the January 2017 Financing, as of the issuance date and December 31, 2017 were $1,868 thousand, and $1,156 thousand, respectively.

Changes in fair value of the warrants from commitment date to December 31, 2017 were recorded as financial income in the Company’s statement of comprehensive loss.

As a result of the change in the Company’s functional currency, at January 1, 2018, the Company reclassified its warrants with an exercise price denominated in USD to equity according to the warrant fair value on that date in an amount of $2,030 that were outstanding as of December 31, 2017, as a financial liability. See also Note 2c(1).

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS

a.	Expenses recognized in the financial statements:

	Year ended December 31,
	2019	2018	2017
	USD

Research and development expenses	$138	$123	$139
General and administrative expenses	132	130	53

	$270	$253	$192

b.	Share-based payment transactions granted by the Company:

1.	In January 2019, the Company’s board of directors approved a grant of unlisted options exercisable into 340,000 of the Company’s ordinary shares to two of its employees and one senior officer for an exercise price of NIS 2.344 per shares (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 4 years from the grant date.

2.	On March 11, 2019, the Company’s shareholders approved a grant of unlisted options exercisable into 400,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 2.344 per share (USD 0.68 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months from the date of approval by the Company’s Board of Directors on January 7, 2019.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 11:- SHARE-BASED PAYMENT TRANSACTIONS (Cont.)

3.	On November 11, 2019, Company’s board of directors approved a grant of unlisted options exercisable into 500,000 of the Company’s ordinary shares to a Company consultant for an exercise price of NIS 0.28 per share (USD 0.08 per share, respectively, based on the exchange rate reported by the Bank of Israel on December 31, 2019). The options vest on a quarterly basis for a period of 48 months.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	2019

Risk-free interest rate	1.19 - 2.40%
Expected volatility	65.63 - 75.86%
Dividend yield	0
Contractual life	9.83 - 10
Early Exercise Multiple (Suboptimal Factor)	2.5 - 3
Exercise price (NIS)	0.28 - 2.344

c.	Movement during the year:

The following table lists the number of share options, their weighted average exercise prices and modification in option plans of employees, directors and consultants for the periods indicated:

	Shares subject to options outstanding
	2019		2018		2017
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of year	1,437,400	1.20	1,490,423	1.35	737,028	2.63
Grants	1,240,000	0.44	-	-	970,000	0.75
Forfeited/expired	(4,000)	5.98	(53,023)	7.53	(216,605)	4.26

Outstanding at end of year	2,673,400	0.89	1,437,400	1.20	1,490,423	1.35

Exercisable at end of year	1,134,653	1.39	736,155	2.41	451,266	2.41

d.	The weighted average remaining contractual life for the shares subject to options outstanding as of December 31, 2019, 2018 and 2017 was 7.93 years, 7.64 years and 8.38 years, respectively.

e.	The range of exercise prices for shares subject to options outstanding as of December 31, 2019, 2018 and 2017 was between USD 0.08 and USD 4.66.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 12:- LEASES:

The Company has lease contracts for motor vehicles used in its operations. Leases of motor vehicles have lease terms of 3 years.

The following is a summary of weighted average remaining lease terms and discount rate for all of the Company’s operating leases:

December 31, 2019
weighted average remaining lease term (years)	2.3
weighted average discount rate	13%

The components of lease expense and supplemental cash flow information related to leases for the year ended December 31, 2019 were as follows:

Year ended December 31, 2019
Components of lease expense:
Operating lease cost	$29
Total lease expenses	$29

Year ended December 31, 2019
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$38

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$76

Maturities of lease liabilities as of December 31, 2019 were as follows:

2020	$38
2021	$32
2022	$12
Total operating lease payments	$82
Less: imputed interest	$(7)
Present value of lease liability	$75

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 13:- FINANCE INCOME (EXPENSE)

	Year ended December 31,
	2019	2018	2017
	USD
Finance expenses:
Bank commissions	$(21)	$(18)	$(28)
Issuance expenses	-	-	(302)
Interest expenses from ASC 606 implementation	(427)	(427)	-
Net loss from exchange rate fluctuations	(33)	(115)	(588)
Other loss from short-term investment revaluation	(209)	(644)	(5)

	(690)	(1,204)	(923)
Finance income:
Interest income on bank deposits	72	51	69
Net change in fair value warrants exercisable into shares	-	-	2,457

	72	51	2,526

	$(618)	$(1,153)	$1,603

NOTE 14:- TAXES ON INCOME

a.	Corporate tax rates:

Israeli taxation:

Corporate tax rate in Israel in 2019 was 23%, 2018 - 23% and in 2017 was 24%.

b.	Final tax assessments:

The Company received final tax assessments through 2014.

c.	Net operating carryforward losses for tax purposes and other temporary differences:

As of December 31, 2019, the Company had carryforward losses amounting to approximately USD 118,642.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carry forward	$27,288	$22,931
Temporary differences mainly relating to Research and Development	2,241	1,399

Deferred tax asset before valuation allowance	29,529	24,330
Valuation allowance	(29,529)	(24,330)
Deferred tax asset	-	-
Deferred tax liabilities:
Other temporary differences	-	-
Deferred tax asset, net	$-	$-

e.

Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 15:-  TRANSACTIONS WITH RELATED PARTIES

a.	The Chairman of the Company’s board of directors is a senior partner in the patent firm which represents the Company in intellectual property and commercial matters (the “Service Provider”). The Service Provider charges the Company for services it renders on an hourly basis. The aggregate amount of these expenses was approximately $163, $229 and $234 in 2019, 2018 and 2017, respectively, which were recorded under research and development expenses within Company’s consolidated statements of comprehensive loss.

b.	On September 10, 2019, the Company has entered into a collaboration agreement with Univo according to which the Company issued 19,934,355 of its ordinary shares. See also Note 5.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 16:- SUBSEQUENT EVENTS

a.

On January 9, 2020, the Company entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, represented by ADSs, pursuant to which the Holders exercised in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from USD 12.90 to USD 78.75 per ADS issued by the Company, at a reduced exercise price of USD 3.25 per ADS, for gross proceeds to the Company of approximately USD 2,400, prior to deducting placement agent fees and estimated offering expenses.

Under the Exercise Agreements, the Company issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of USD 3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

In connection with the Exercise Agreements, the Company engaged H.C. Wainwright & Co., LLC to act as the Company’s exclusive placement agent. Pursuant to an Engagement Agreement dated January 8, 2020, the Company paid the Placement Agent a cash placement fee equal to 7.0% of the aggregate number of ADSs placed in the offering, plus a non-accountable expense allowance of USD 35. In addition, the Company issued to the Placement Agent warrants exercisable for 7.0% of the aggregate number of ADSs placed in the offering, on the same terms as the Private Placement Warrants.

Pursuant to the terms of the Exercise Agreements, the warrant holders agreed to exercise the warrants at a reduced exercise price, thereby creating a benefit to these warrant holders. As such, the Company recorded a deemed dividend in the amount of $715.

b.	On February 17, 2020, the Company entered into an amendment to the Univo agreement (see also Note 5), pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200 per indication.

c.

On February 10, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company issued and sold (i) 1,825,000 units, each unit consisting of one ADS, and one warrant to purchase one ADS, at a price of USD 1.50 per Unit, and (ii) 1,508,334 pre-funded units each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS and one warrant, at a price of USD 1.49 per pre-funded unit. The offering of the units and pre-funded units closed on February 12, 2020.

The net proceeds from the offering were approximately USD 4,200, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, assuming full exercise of the pre-funded warrants and excluding any proceeds from the exercise of Warrants.

In connection with the offering, the Company paid H.C. Wainwright & Co., LLC a cash placement fee equal to 7.5% of the gross proceeds raised in the offering, a management fee equal to 1% of the gross proceeds raised in the offering, a payment for nonaccountable expenses of $50, a reimbursement for legal fees and expenses of USD 100, and USD 12.9 for closing fees. The Placement Agent also received compensation warrants exercisable for up to 250,000 ADSs at an exercise price of USD 1.875 per ADS expiring on February 10, 2025.

On March 9, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 20,250,000 ordinary shares represented by 675,000 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,012.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except for share and per share data)

NOTE 16:- SUBSEQUENT EVENTS (Cont.)

d.

In April and May, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 31,000,020 ordinary shares represented by 1,033,334 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,550.

e.	On April 28, 2020, a special meeting of shareholders of the Company approved an increase in the Company’s authorized share capital to 1,000,000,000 ordinary shares of 0.25 NIS par value each.

f.	On May 27, 2020, the Company’s board of directors approved a grant of unlisted options exercisable into 3,750,000 of the Company’s ordinary shares to its employees, consultants and one senior officer for an exercise price of NIS 0.224 per shares (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options vest on a quarterly basis for a period of 4 years from the grant date.

g.	On May 27, 2020, the Company’s board of directors approved a grant (subject to shareholders’ approval) of unlisted options exercisable into 2,500,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 0.224 per share (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options will vest on a quarterly basis for a period of 4 years from the date of approval by the Company’s Board of Directors on May 27, 2020.

h.	Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The Company has implemented remote working and workplace protocols for its employees in accordance with Israel Health Ministry guidelines and is closely evaluating the pandemic as it evolves. To date, the Company’s operations have not been materially impacted by the coronavirus outbreak. However, the extent to which the coronavirus impacts the Company’s operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the possibility of a “second wave”, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on our business, financial condition and results of operation.

Exhibit 99.2

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Selected Financial Data.

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected consolidated financial data for our company should be read in conjunction with the financial information, “Operating and Financial Review and Prospects” and other information provided elsewhere in this Form 6-K and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this Form 6-K. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our audited consolidated financial statements not included in this Form 6-K.

Our consolidated financial statements included in this Form 6-K were prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”).

From our inception through January 1, 2018, our functional and presentation currency was the New Israeli Shekel, or NIS. Effective January 1, 2018, our functional and reporting currency is the U.S. dollar which is the primary currency of the economic environment in which we operate. Due to the change in our functional and reporting currency from the NIS to the U.S. dollar, effective January 1, 2018, the amounts for 2015 have been restated in U.S. dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statements Of Operations Data:	(USD in thousands, except share and per share data)

Revenues	162	165	789	3,820	2,032
Operating expenses:
Research and development expenses, net	(3,904)	(6,115)	(5,106)	(6,075)	(10,976)
General and administrative expenses	(2,735)	(2,733)	(2,868)	(3,159)	(3,063)

Operating loss	(6,477)	(8,683)	(7,185)	(5,414)	(12,007)
Other income	-	-	769	-	-
Financial income (expense), net	1,365	1,702	1,603	(1,153)	(618)
Taxes on income	(5)	(29)	(29)	(4)	-
Net loss	(5,117)	(7,010)	(4,842)	(6,571)	(12,625)
Adjustments arising from translating financial statements from functional currency to presentation currency	(58)	119	636	-	-
Remeasurements loss from defined benefit plan	(99)	-	-	-	-
Comprehensive loss	(5,274)	(6,891)	(4,206)	(6,571)	(12,625)
Net loss per ordinary share	(0.22)	(0.25)	(0.14)	(0.17)	(0.14)
Number of ordinary shares used in computing loss per ordinary share	22,953,077	27,692,668	32,525,138	38,902,214	85,909,859

	As of December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data:	USD in thousands
Cash and cash equivalents	16,921	8,115	3,505	3,615	2,697
Other receivables and lease deposit	657	2,017	3,164	4,017	4,383
Short-term investment	-	-	-	273	64
long-term investments	-	-	917	-	-
Operating lease right of use assets	-	-	-	-	82
Other non-current receivables	-	-	-	-	912
Fixed assets	48	40	28	47	36
Total assets	17,626	10,172	7,614	7,952	8,174
Total liabilities	7,135	6,265	4,630	4,937	5,732
Total shareholders’ equity	10,491	3,907	2,984	3,015	2,442

Operating and Financial Review and Prospects

Overview

We are a clinical stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease.

Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the world rheumatoid arthritis market size is predicted to generate revenues of $50.5 billion by 2025 and the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson for the treatment of (i) rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., or KD, for South Korea, (ii) psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals, or Cipher, for Canada, (iii) rheumatoid arthritis and psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iv) rheumatoid arthritis and psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), and (v) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo, for South Korea; and

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, and (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan).

On September 10, 2019, we entered into a collaboration agreement with Univo Pharmaceuticals, or Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 in two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO was appointed to our Board in December 2019. On February 17, 2020, we entered into an amendment to the collaboration agreement pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, we agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of $200,000 per indication. On February 27, 2020, Golan Bitton resigned from our board of directors, effective immediately.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis with an interim analysis expected to be released in the fourth quarter of 2020, (ii) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis with an interim analysis expected to be released in the fourth quarter of 2020, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer, (iv) determining next steps following positive top-line results in Phase II trial of Namodenoson in the treatment of NASH, (v) investigating Piclidenoson for the treatment of coronavirus, (vi) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vii) co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Since inception, we have incurred significant losses in connection with our research and development. As of December 31, 2019, we had an accumulated deficit of approximately $110.3 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo and our historic out-licensing agreement with SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with Seikagaku Corporation, or SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of December 31, 2019, we had approximately $2.7 million of cash and cash equivalents. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in the Company’s on-going trials.

Revenues

Our revenues to date have been generated primarily from payments under our existing out-licensing agreements with KD, Cipher, CKD, Gebro, CMS and Kyongbo, and our historic out-licensing agreement with SKK.

Under the Kwang Dong License Agreement, we are entitled to up-front and milestone payments of up to $1.5 million. In accordance with the Kwang Dong License Agreement, we received an up-front payment of $0.3 million and a payment of $0.048 million as consideration for KD’s purchase of our ordinary shares in 2009 and a milestone payment of $0.2 million in 2010. Under the terms of the Kwang Dong License Agreement, in addition to the payments mentioned above, we are entitled to certain additional payments based on the sale of raw materials, subject to the terms and conditions of the respective agreements. To date, we have received a total of $500,000 from KD in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report.

Under the Distribution and Supply Agreement with Cipher we received CAD 1.65 million upon execution of the agreement and are entitled to milestone payments upon receipt of regulatory approval by Health Canada for Piclidenoson and the first delivery of commercial launch quantities as follows (i) CAD 1 million upon the first approved indication for either psoriasis or rheumatoid arthritis, and (ii) CAD 1 million upon the second approved indication for either psoriasis or rheumatoid arthritis. In addition, following regulatory approval, we shall be entitled to a royalty of 16.5% of net sales of Piclidenoson in Canada and reimbursement for the cost of manufacturing Piclidenoson. We are also entitled to a royalty payment for any authorized generic of Piclidenoson that Cipher distributes in Canada. To date, we have received a total of $1.3 million from Cipher in an upfront payment. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

The Distribution Agreement with CKD provides for up to $3,000,000 in upfront and milestone payments payable with respect to the liver cancer indication and up to $3,000,000 with respect to the NASH indication. In addition, we are entitled to a transfer price of the higher of (a) the manufacturing cost plus 10% or (b) 23% of net sales of Namodenoson following commercial launch in South Korea. To date, we have received a total of $2,000,000 from CKD, comprising $1,500,000 in upfront payments for the expansion of CKD’s existing agreement with us to include the rights to distribute Namodenoson for the treatment of NASH in South Korea, and a further $500,000 for a milestone payment received in the third quarter of 2017 upon receipt by CKD of a positive result from the preliminary review by the MFDS, on obtaining orphan drug designation in South Korea See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In January 2018, we entered into a Distribution and Supply Agreement with Gebro. The Distribution and Supply Agreement with Gebro provides that we are entitled to €1,500,000 upon execution of the agreement plus milestone payments upon achieving certain clinical, launch and sales milestones, as follows: (i) €300,000 upon initiation of the ACRobat Phase III clinical trial for the treatment of rheumatoid arthritis and €300,000 upon the initiation of the COMFORT Phase III clinical trial for the treatment of psoriasis, (ii) between €750,000 and €1,600,000 following first delivery of commercial launch quantities of Piclidenson for either the treatment of rheumatoid arthritis or psoriasis, and (iii) between €300,000 and up to €4,025,000 upon meeting certain net sales. In addition, following regulatory approval, we shall be entitled to double digit percentage royalties on net sales of Piclidenoson in the territories and payment for the manufacturing Piclidenoson. To date, we have received a total of €2,100,000 from Gebro in upfront and milestone payments. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In August 2018, we entered into a License, Collaboration and Distribution Agreement with CMS. Under the License, Collaboration and Distribution Agreement, we are entitled to $2,000,000 upon execution of the agreement plus milestone payments of up to $14,000,000 upon achieving certain regulatory milestones and payments of up to $58,500,000 upon achieving certain sales milestones. In addition, following regulatory approval, we shall be entitled to double-digit percentage royalties on net sales of Piclidenoson and Namodenoson in the licensed territories. To date, we have received a total of $2,000,000 from CMS Medical in upfront and milestone payments. See “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements” of the Annual Report.

In August 2019, we entered into a License and Distribution Agreement with Kyongbo. Under the terms of agreement, Kyongbo, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, made a total upfront payment of $750,000 to us, with additional payments of up to $3,250,000 upon achievement of certain milestones. We will also be entitled to a transfer price for delivering finished product to Kyongbo.

Under the terminated SKK license agreement we received an aggregate of approximately $8.5 million from SKK. See “Item 4. Information on the Company—B. Business—Out-Licensing and Distribution Agreements” of the Annual Report.

Certain payments we have received from SKK and KD have been subject to a 10% and 5% withholding tax in Japan and Korea, respectively, and certain payments we may receive in the future, if at all, may also be subject to the same withholding tax in Korea. Receipt of any milestone payment under our out-licensing agreements depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We expect our revenues for the next several years, if any, to be derived primarily from payments under our current out-license agreements and our public capital raising activities, as well as additional collaborations that we may enter into in the future with respect to our drug candidates.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected Near Term Milestone
Piclidenoson	ACRobat Phase III study in rheumatoid arthritis	Interim analysis expected to be released in the fourth quarter of 2020
	COMFORT Phase III study in psoriasis	Interim analysis expected to be released in the fourth quarter of 2020
	Being investigated for treatment of coronavirus	Submit an IND to evaluate Piclidenoson as potential addition to standard of care

Namodenoson	Phase III in HCC	Preparing to commence Phase III trial
	Phase II study in NASH	Completion of analysis of study data.

Cannabinoid-Based Pharmaceuticals	Co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2017, 2018 and 2019; and on an aggregate basis since project inception:

	(USD in thousands)			Total Costs
	Year Ended December 31,			Since Project
	2017	2018	2019	Inception
Piclidenoson	1,894	2,987	7,348	33,710
Namodenoson	1,827	1,103	2,217	10,775
CF602	15	276	20	1,703

Other projects	-	-	201	1,930
Total gross direct project costs (1)	3,736	4,366	9,585	48,118

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through December 31, 2019, we have incurred research and development expenses of approximately $110.7 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash and cash equivalents; bank fees and other transactional costs; expense or income resulting from fluctuations of the NIS and other currencies, in which a portion of our assets and liabilities are denominated, against the U.S. dollar (our functional currency).

Critical Accounting Policies and Estimates

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Form 6-K. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Functional and Presentation Currency

From our inception through January 1, 2018, our functional and presentation currency was the NIS. Management conducted a review of our functional currency and decided to change our functional and presentation currency to the U.S. dollar from the NIS effective January 1, 2018. These changes were based on an assessment by our management that the U.S. dollar is the primary currency of the economic environment in which we operate.

In determining the appropriate functional currency to be used, we followed the guidance in Accounting Standard Codification, or ASC, 830, “Foreign Currency Matters”, which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, we are incurring and expect to continue to incur a majority of its expenses in USD as a result of its expanded clinical trials including Phase 3 trials. These changes, as well as the fact that the majority of our available funds are in USD, our principal source of financing is the U.S. capital market, and all of our budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2018, as indicated above.

At the date of change of functional currency, we also changed the presentation currency of these financial statements to the USD. This change was retrospectively implemented. In accordance with ASC 830, since our presentation currency was different than its functional currency, results and financial position were translated using the following principles: (i) all assets and liabilities were translated using the current exchange rates, (ii) equity accounts were translated using the historical rates, and (iii) income and expenses for each statement of comprehensive income or separate income statement presented were translated at exchange rates at the dates of the transactions.

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control. We fully consolidate into our financial statements the results of operations of companies that we control. Legal control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether we have legal control. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

●	whether we hold a significant voting interest (but less than half the voting rights);

●	whether there is a wide diversity of public holdings of the remaining shares conferring voting rights;

●	whether in the past we had the majority of the voting power participating in the general meetings of shareholders and, therefore, have in fact had the right to nominate the majority of the board members;

●	the absence of a single entity that holds a significant portion of the investee’s shares;

●	our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management; and

●	whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

Revenue Recognition

As of January 1, 2018, we applied adopted Topic 606 – “Revenue from Contracts with Customers”. We elected to apply the provisions of the standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

We generate revenues from distribution agreements. Such revenues comprise of upfront license fees, milestone payments and potential royalty payments.

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from contracts with strategic partners are recognized over time as we satisfy the performance obligations. We usually accept long-term upfront payment from its strategic partners. Contract liabilities for those upfront payments are recognized as revenue over time.

We identified four components in the agreements: (i) performing the research and development services through regulatory approval; (ii) exclusive licensing to distribute the product; (iii) participation in joint steering committee; and, (iv) royalties resulting from future sales of the product.

In several contracts components (i) – (iii) were analyzed as one performance obligation. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon reaching the sales stage. The useful life, depreciation method and residual value of a liability are reviewed at least each year-end. Revenues from royalties are recognized as they accrue in accordance with the substance and terms of the relevant agreement.

In other contracts, we determined the license to the IP to be a functional IP that has significant standalone functionality. We are not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore, the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

We receive long-term advances. The transaction price for such contracts is discounted, using the rate that would be reflected in a separate financing transaction between the Company and its advances at contract inception, to take into consideration the significant financing component. Contract liabilities due to the upfront payments are recognized as revenue when we perform under the contract.

Share-based Compensation

We account for share-based compensation arrangements in accordance with the provisions of ASC 718, “Compensation - Stock Compensation”, or ASC 718, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of comprehensive loss. The cost is recognized as compensation expense over the vesting period, based upon the grant-date fair value of the equity or liability instruments issued. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and forfeiture rate, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE. As our ordinary shares are publicly traded on the TASE, we do not need to estimate the fair value of our ordinary shares. Rather, we use the actual closing market price of our ordinary shares on the date of grant, as reported by the TASE although in the future may use the closing market price of our ADSs on the date of grant, as reported by the NYSE American.

If any of the assumptions used in the binomial option pricing model change significantly, share-based compensation for future awards may differ materially compared with the awards previously granted.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the service are to be satisfied, ending on the date on which the relevant employees or other service providers become fully entitled to the award.

If we modify the conditions on which equity-instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or other service provider at the modification date.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), or ASC 842. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use (“ROU”) asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for us beginning January 1, 2019. We adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. We elected the package of practical expedients permitted under ASC 842, which also allowed the Company to carry forward historical lease classifications. We also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

As a result of the adoption of ASC 842 on January 1, 2019, we recorded both operating lease ROU assets and operating lease liabilities of $19,000. The adoption did not impact our beginning retained earnings, or prior year consolidated statements of comprehensive loss and statements of cash flows. Under ASC 842, we determine if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease assets and liabilities.

These amounts include payments affected by the Consumer Price Index. As most of our leases do not provide an implicit rate, we, with the assistance of a third-party valuation firm, determined the incremental borrowing rate in determining the present value of lease payments. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease ROU assets, current and non-current operating lease liabilities, on the Company’s consolidated balance sheets. See Note 12 of our audited consolidated financial statements included elsewhere in this Form 6-K for further information on leases.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation—Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. We adopted this ASU on January 1, 2019. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In September 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. For the Company, the amendments in the update were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission) and other non-SEC reporting entities to fiscal years beginning after December 15, 2022, including interim periods within those fiscal periods. Early adoption is permitted. We are currently assessing the impact of the guidance.

Recent Offerings

On January 24, 2017, we sold to certain institutional investors providing for the issuance of an aggregate of 166,667 ADSs in a registered direct offering at $30.00 per ADS resulting in gross proceeds of $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 83,333 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $33.75 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $360,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 8,333 ADS on the same terms as the warrants except they have a term of five years.

On March 13, 2018, we sold to certain institutional investors providing for the issuance of an aggregate of 222,222 ADSs in a registered direct offering at $22.50 per ADS resulting in gross proceeds of approximately $5,000,000. In addition, we issued to the investors unregistered warrants to purchase 166,667 ADSs in a private placement. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $30.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering our ADSs underlying the warrants. We paid an aggregate of $350,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 11,111 ADS on the same terms as the warrants except they have a term of five years.

On January 18, 2019, we sold to a single institutional investor an aggregate 149,206 ADSs in a registered direct offering at $15.75 per ADS, resulting in gross proceeds of $2,350,000. In addition, we issued to the investor unregistered warrants to purchase 149,206 ADSs in a private placement. The warrants are immediately exercisable from the date of issuance for a period of five and a half years and have an exercise price of $19.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $191,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,460 ADS on the same terms as the warrants except they have a term of five years.

On April 4, 2019, we sold to certain institutional investors an aggregate 328,205 ADSs in a registered direct offering at $9.75 per ADS, resulting in gross proceeds of $3,200,001. In addition, we issued to the investors unregistered warrants to purchase 328,205 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $12.90 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $242,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 16,410 ADS on the same terms as the warrants except they have a term of five years.

On May 22, 2019, we sold to certain institutional investors an aggregate of 1,500,000 ADSs in a registered direct offering at $4.00 per ADS, resulting in gross proceeds of $6,000,000. In addition, we issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 ADSs in a private placement. The warrants are immediately exercisable and will expire five and one-half years from issuance at an exercise price of $4.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $410,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 75,000 ADS on the same terms as the warrants except they have a term of five years.

On January 9, 2020, we entered into warrant exercise agreements, or the Exercise Agreements, with several accredited investors who are the holders, or the Holders, of warrants issued in September 2015, October 2015, March 2018, January 2019, and April 2019 or the Public Warrants, to purchase our ordinary shares, represented by ADS, pursuant to which the Holders agreed to exercise in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from $12.90 to $78.75 per ADS issued by us, at a reduced exercise price of $3.25 per ADS, resulting in gross proceeds of approximately $2.4 million. Closing occurred on January 13, 2020. Under the Exercise Agreements, we also issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

On February 12, 2020, we sold to certain institutional investors an aggregate of (i) 1,825,000 units, orUnits, each Unit consisting of one ADS, and one warrant to purchase one ADS, or the Warrant, at a price of $1.50 per Unit, and (ii) 1,508,334 pre-funded units, or the Pre-funded Units, each Pre-funded Unit consisting of one pre-funded warrant to purchase one ADS, or the Pre-funded Warrant, and one Warrant, at a price of $1.49 per Pre-funded Unit, in a public offering, resulting in gross proceeds of approximately $4,200,000. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.001 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and expire five years from the date of issuance. We paid an aggregate of $315,000 in placement agent fees and expenses and issued placement agent warrants to purchase 250,000 ADS on the same terms as the warrants except they have a term of five years and have an exercise price of $1.875.

Reconciliation of IFRS to U.S. GAAP

Our audited consolidated financial statements included in this Form 6-K are our first consolidated financial statements prepared in accordance with U.S. GAAP. The financial statements were presented in US GAAP from date of inception.

For all periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with United States generally accepted accounting principles. An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

The following tables present a reconciliation of the consolidated balance sheet as of December 31, 2019 and 2018 of IFRS compared to U.S. GAAP:

		December 31, 2019
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,697	-	2,697
Other accounts receivables and prepaid expenses		4,383	-	4,383
Short-term investment		64	-	64

Total current assets		7,144	-	7,144

NON-CURRENT ASSETS:
Lease deposit		-	-	-
Other non-current receivables		912	-	912
Operating lease right of use assets	i	83	(1)	82
Property, plant and equipment, net		36	-	36

Total long-term assets		1,031	(1)	1,030

Total assets		8,175	(1)	8,174

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		2,156	-	2,156
Current maturity of operating lease liability		36	-	36
Deferred revenues		469	-	469
Other accounts payable		610	-	610

Total current liabilities		3,271	-	3,271

NON-CURRENT LIABILITIES:
Long - term operating lease liability		39	-	39
Warrants exercisable into shares	ii	1,566	(1,566)	-
Deferred revenues		2,422	-	2,422

Total Long-term liabilities		4,027	(1,566)	2,461

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii
Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 120,652,683 shares as of December 31, 2019; 40,399,290 shares as of December 31, 2018		8,225	-	8,225
Additional paid-in capital		101,735	1,666	103,401
Accumulated other comprehensive income		1,127	-	1,127
Accumulated deficit		(110,210)	(101)	(110,311)

Total shareholders’ equity		877	1,565	2,442

Total liabilities and shareholders’ equity		$8,175	(1)	$8,174

		December 31, 2018
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		3,615	-	3,615
Other accounts receivables and prepaid expenses		4,015	-	4,015
Short-term investment		273	-	273

Total current assets		7,903	-	7,903

NON-CURRENT ASSETS:
Lease deposit		2	-	2
Other non-current receivables		-	-	-
Operating lease right of use assets		-	-	-
Property, plant and equipment, net		47	-	47

Total long-term assets		49	-	49

Total assets		7,952	-	7,952

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		1,071	-	1,071
Current maturity of operating lease liability		-	-	-
Deferred revenues		926	-	926
Other accounts payable		1,122	-	1,122

Total current liabilities		3,119	-	3,119

NON-CURRENT LIABILITIES:
Long - term operating lease liability		-	-	-
Warrants exercisable into shares		-	-	-
Deferred revenues		1,818	-	1,818

Total Long-term liabilities		1,818	-	1,818

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii
Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 120,652,683 shares as of December 31, 2019; 40,399,290 shares as of December 31, 2018		2,635	-	2,635
Additional paid-in capital		99,876	(2,937)	96,939
Accumulated other comprehensive income		1,127	-	1,127
Accumulated deficit		(100,623)	2,937	(97,686)

Total shareholders’ equity		3,015	-	3,015

Total liabilities and shareholders’ equity		$7,952	-	$7,952

The following table presents a reconciliation of the consolidated statement of profit or loss for the years ended December 31, 2019, 2018 and 2017 of IFRS compared to U.S. GAAP:

		Year ended December 31, 2019
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$2,032	$-	$2,032

Research and development expenses		(10,976)	-	(10,976)
General and administrative expenses	i	(3,059)	(4)	(3,063)

Operating loss		(12,003)	(4)	(12,007)

Other income		-	-	-

Total Financial income (expense), net	ii, iv	2,416	(3,034)	(618)

Loss before taxes on income		(9,587)	(3,038)	(12,625)
Taxes on income		-	-	-

Net loss		$(9,587)	$(3,038)	$(12,625)

Basic and diluted net loss per share		$(0.11)	$(0.03)	$(0.14)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	-

Total comprehensive loss		$(9,587)	$(3,038)	$(12,625)

Net loss Attributable to:
Equity holders of the Company		$(9,587)	$(3,038)	$(12,625)
Non-controlling interests		-		-

		(9,587)	(3,038)	(12,625)
Total comprehensive loss attributable to:
Equity holders of the Company		(9,587)	(3,038)	(12,625)
Non-controlling interests		-		-

		$(9,587)	$(3,038)	$(12,625)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		85,909,859	-	85,909,859

		Year ended December 31, 2018
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$3,820	$-	$3,820

Research and development expenses		(6,075)	-	(6,075)
General and administrative expenses		(3,159)	-	(3,159)

Operating loss		(5,414)	-	(5,414)

Other income		-	-	-

Total Financial income (expense), net	iv	(1,153)	-	(1,153)

Loss before taxes on income		(6,567)	-	(6,567)
Taxes on income		(4)	-	(4)

Net loss		$(6,571)	$-	$(6,571)

Basic and diluted net loss per share		$(0.17)	$-	$(0.17)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		-	-	-

Total comprehensive loss		$(6,571)	$-	$(6,571)

Net loss Attributable to:
Equity holders of the Company		$(6,571)	$-	$(6,571)
Non-controlling interests		-		-

		(6,571)	-	(6,571)
Total comprehensive loss attributable to:
Equity holders of the Company		(6,571)	-	(6,571)
Non-controlling interests		-	-	-

		$(6,571)	$-	$(6,571)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		38,902,214	-	38,902,214

		Year ended December 31, 2017
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Revenues		$789	$-	$789

Research and development expenses		(5,106)	-	(5,106)
General and administrative expenses		(2,868)	-	(2,868)

Operating loss		(7,185)	-	(7,185)

Other income		769	-	769

Total Financial income (expense), net	ii, iv	12	1,591	1,603

Loss before taxes on income		(6,404)	1,591	(4,813)
Taxes on income		(29)	-	(29)

Net loss		$(6,433)	$1,591	$(4,842)

Basic and diluted net loss per share		$(0.19)	$0.05	$(0.14)

Other comprehensive loss:

Adjustment arising from translating financial statements from functional currency to presentation currency		636	-	636

Total comprehensive loss		$(5,797)	$1,591	$(4,206)

Net loss Attributable to:
Equity holders of the Company		$(6,339)	$1,591	$(4,748)
Non-controlling interests		(94)	-	(94)

		(6,433)	1,591	(4,842)
Total comprehensive loss attributable to:
Equity holders of the Company		(5,703)	1,591	(4,112)
Non-controlling interests		(94)	-	(94)

		$(5,797)	$1,591	$(4,206)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		32,525,138	-	32,525,138

Notes to the adjustments and reclassifications made in order to comply with U.S. GAAP:

i.	Operating lease right of use assets:

Under IFRS, we have recognized depreciation expense of operating lease right of use assets and interest expense on lease liabilities. Under U.S. GAAP we recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. As a result, as of December 31, 2019, operating lease right of use assets has decreased by approximately $1,000,000, finance expenses decreased by approximately $3,000,000 and general and administrative expense increased by approximately $4,000,000 for the year ended December 31, 2019.

ii.	Warrants exercisable into shares:

Under IFRS, we recognized certain warrants as a liability due to cashless exercise mechanism and certain warrants as equity. Changes in fair value of warrants which were classified as liability from commitment date to each reporting date were recorded as financial income (expense) in our statement of comprehensive loss. Under U.S. GAAP, we recognized warrants as part of the shareholders equity. As a result, as of December 31, 2019, warrants exercisable into shares were classified under equity, finance income decrease by approximately $3,037,000 in the year ended December 31, 2019 and finance income increased by approximately $1,591,000 in the year ended December 31, 2017.

iii.	The following tables present reconciliation between the total equity attributable to our shareholders as reported under the IFRS as of December 31, 2019 and December 31, 2018 compared to the amounts reported in accordance with U.S. GAAP:

	Can-Fite Biopharma Ltd. Shareholders’ Equity
	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated		Non-controlling	Total
	Number	Amount	capital	Shared	Income	deficit	Total	interests	Equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS
Balance as of January 1, 2017		1,783	91,978	(970)	491	(87,363)	5,919	42	5,961
Transition to U.S. GAAP:

Warrants exercisable into shares		-	(3,400)	-	-	1,346	(2,054)	-	(2,054)

Balance as of January 1, 2017 in accordance with U.S. GAAP	28,156,728	$1,783	$88,578	$(970)	$491	$(86,017)	$3,865	$42	$3,907

	Can-Fite Biopharma Ltd. Shareholders’ Equity
	Ordinary shares		Additional paid-in	Treasury	Accumulated other comprehensive	Accumulated		Non-controlling	Total
	Number	Amount	capital	Shared	Income	deficit	Total	interests	Equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS
Balance as of December 31, 2017		2,123	95,466		1,127	(93,702)	5,014	-	5,014
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	(4,967)	-	-	2,937	(2,030)	-	(2,030)

Balance as of December 31, 2017 in accordance with U.S. GAAP	33,295,618	$2,123	$90,499	-	$1,127	$(90,765)	$2,984	-	$2,984

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS		2,635	99,876	1,127	(100,623)	3,015
Balance as of December 31, 2018
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	(2,937)	-	2,937	-

Balance as of December 31, 2018 in accordance with U.S. GAAP	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	Income	deficit	equity

As reported in the Company’s consolidated financial statements as of December 31, 2019 in accordance with IFRS		8,225	101,735	1,127	(110,210)	877
Balance as of December 31, 2019
Transition to U.S. GAAP:

Warrants exercisable into shares	-	-	1,666	-	(100)	1,566
Operating lease right of use assets	-	-	-	-	(1)	(1)

Balance as of December 31, 2019 in accordance with U.S. GAAP	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

iv.	Certain reclassifications have been made to the consolidated statements of balance sheet. Such reclassifications affect the presentation of certain items in the consolidated statement of balance sheet, and have no impact on net loss or equity of the Company:

Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in our consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

Results of Operations

Comparison of the Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $2.0 million, a decrease of $1.8 million, or 47.3%, compared to $3.8 million for the year ended December 31, 2018. The decrease in revenue was mainly due to the recognition of $2 million advance payment received in August 2018 under the distribution agreement with CMS medical center.

Research and development expenses

Research and development expenses for the year ended December 31, 2019 were $10.9 million, an increase of $4.9 million, or 81.6%, compared to $6.0 million for the year ended December 31, 2018. Research and developments expenses for the year ended 2019 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

General and administrative expenses

General and administrative expenses were $3.0 million for the year ended December 31, 2019 a decrease of $0.1 million, or 3.1%, compared to $3.1 million for the year ended December 31, 2018. The decrease is primarily due to the decrease is primarily due to a decrease in investor relations expense and a decrease in salary and related expenses which was partly offset by an increase in insurance expenses. We expect that general and administrative expenses will remain at the same level through 2020.

Financial income, net

Financial expense, net for the year ended December 31, 2019 aggregated $0.6 million compared to $1.1 million for the year ended December 31, 2018. The decrease in financial expense, net was mainly due to decrease in a loss from short-term investment revaluation and decrease in net loss from exchange rate fluctuations.

Comparison of the Year Ended December 31, 2018 to Year Ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $3.8 million, an increase of $3.0 million, or 384%, compared to $0.8 million for the year ended December 31, 2017. The increase in revenue was mainly due to the recognition of a $2 million advance payment received in August 2018 under the Distribution Agreement with CMS Medical and from the recognition of a portion of the $2.2 million advance payment received in January 2018 under the Distribution and Supply Agreement with Gebro.

Research and development expenses

Research and development expenses for the year ended December 31, 2018 were $6.0 million, an increase of $0.9 million, or 19%, compared to $5.1 million for the year ended December 31, 2017. Research and developments expenses for the year ended 2018 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2020 and beyond.

General and administrative expenses

General and administrative expenses were $3.1 million for the year ended December 31, 2018 an increase of $0.3 million, or 10%, compared to $2.8 million for the year ended December 31, 2017. The increase is primarily due to an increase in professional services and investor relations expenses. We expect that general and administrative expenses will remain at the same level through 2019.

Financial expenses, net

Financial expenses, net for the year ended December 31, 2018 aggregated $1.1 million compared to financial income, net of $1.6 million for the same period in 2017. The decrease in financial income, net was mainly due to net change in fair value warrants exercisable into shares and loss from long-term investment revaluation which were offset by a decrease in net loss from exchange rate fluctuations and a decrease in issuance expenses.

Comparison of the Year Ended December 31, 2017 to Year Ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $0.8 million, an increase of $0.6 million, or 300%, compared to $0.2 million for the year ended December 31, 2016. The revenues during 2017 were mainly due to recognition of a portion of the $0.2 million advance payment received in March 2015 under the Distribution and Supply Agreement with Cipher and from the recognition of the milestone payment of $0.5 million and a portion of the $0.1 million advance payment received in December 2016 under the Distribution Agreement with CKD.

Research and development expenses

Research and development expenses for the year ended December 31, 2017 were $5.1 million, a decrease of $1.0 million, or 16%, compared to $6.1 million for the year ended December 31, 2016. Research and developments expenses for the year ended 2017 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The decrease is primarily due to costs associated with CF602 expenses that decreased since the postponement of a planned IND submission for this indication and a decrease in costs associated with the ongoing clinical trial of Namodenoson for treatment in liver cancer.

General and administrative expenses

General and administrative expenses were $2.8 million for the year ended December 31, 2017, an increase of $0.1 million, or 4.5%, compared to $2.7 million for the year ended December 31, 2016. The minor increase is primarily due to an increase in salary and related expenses.

Financial expenses, net

Financial income, net for the year ended December 31, 2017 aggregated $1.6 million compared to $1.7 million for the same period in 2016. The decrease in financial income, net was mainly due to an increase in financial expenses from exchange rate and increase in issuance expenses which were offset by an increase in financial income from fair value revaluation of warrants.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and the United States) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of December 31, 2019, we had approximately $2.7 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2020, we raised approximately $2.4 million from the exercise of warrants, in February 2020, we raised approximately $5 million in a follow-on public offering, and in March 2020, we received gross proceeds of approximately $1 million from the partial exercise of warrants from the February 2020 offering.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund. For information regarding the revenues and expenses associated with our licensing agreements, see “Item 4. Information on the Company—B. Business Overview—Out-Licensing and Distribution Agreements”, “Item 4. Information on the Company—B. Business Overview—In-Licensing Agreements” and “Item 5. Operating and Financial Review and Prospects—Revenues” of the Annual Report.

Net cash used in operating activities was $10.8 million for the year ended December 31, 2019, compared with net cash used in operating activities of $4.1 million and $8.9 million for the years ended December 31, 2018 and 2017, respectively. The $6.7 million increase in the net cash used in operating activities during 2019, compared to 2018, was primarily the result of an increase in net loss of $6.1 million, decrease in deferred revenues of $1 million and decrease in other account payables of $0.6 million, which were offset increase in accounts receivable, prepaid expenses of $1.1 million. The $4.8 million decrease in the net cash used in operating activities during 2018, compared to 2017, was primarily the result of a changes in fair value of warrants liability exercisable into shares of $1.9 million, increase in accounts receivable, prepaid expenses of $2 million, increase in deferred revenues of $1.5 million which were offset by an increase in net loss of $1.7 million.

Net cash used in investing activities for the year ended December 31, 2019 was $0.25 million compared to net cash used in investing activities of $0.03 million for the years ended December 31, 2018 and December 31, 2017. The changes in cash flows from investing activities during 2019 is due to increase in other receivables of $0.25 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $10.1 million, compared to $4.4 million for the year ended December 31, 2018 and $4.5 million for the year ended December 31, 2017. The increase in net cash provided by financing activities during 2019 compared to 2018 was due to increase in issuance of shares and warrants, net of issuance expenses. In January 2017, we raised gross proceeds of $5.0 million in a registered direct offering, and in March 2018, we raised gross proceeds of approximately $5 million in a registered direct offering, and in January, April and May 2019, we raised gross proceeds of approximate $10.1 million in registered direct offerings.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Annual Report on Form 20-F, will be sufficient to fund our projected cash requirements at least through the end of the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-227753) pertaining to stock option plans, Registration Statement (Form F-1 No. 333-237443), and Registration Statements (Form F-3 No. 333-209037, No. 333-195124, and No. 333-220644), of Can-Fite Biopharma Ltd. and in the related Prospectus of our report dated June 1, 2020 with respect to the consolidated financial statements of Can-Fite Biopharma Ltd., included in this Report on Form 6-K for the year ended December 31, 2019.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
June 1, 2020	A Member of Ernst & Young Global

Exhibit 99.4

Can-Fite Reports First Quarter 2020 Financial Results & Provides Clinical Update

●	Company to host conference call at 8:30 a.m. ET today, June 1

●	Achieved efficacy and safety endpoints in Phase II NASH trial, with all cases of NASH significantly resolved after 12 weeks of treatment with 25 mg Namodenoson

●	Pre-IND filed with FDA for clinical study of Piclidenoson in treatment of COVID-19

●	Interim results from Phase III Piclidenoson trial for psoriasis and rheumatoid arthritis expected Q4 2020

PETACH TIKVA, Israel, June 1, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced financial results for the three months ended March 31, 2020.

Clinical Developments and Corporate Highlights Include:

Namodenoson Showed Significant Efficacy in Phase II NASH Study Including Resolving All Cases of NASH – Can-Fite’s Phase II NASH study achieved efficacy and safety endpoints in a dose dependent and statistically significant manner. The double-blind, placebo-controlled, dose-finding efficacy and safety study enrolled 60 patients with non-alcoholic fatty liver disease (NAFLD) with or without non-alcoholic steatohepatitis (NASH). The optimal dosage was determined to be 25 mg for both safety and efficacy. Namodenoson was found to resolve significantly all cases of NASH, representing 25% of the 25 mg treated group, as compared to an increase in new NASH cases in the placebo group from a baseline of 0 to 5.9%. Namodenoson was determined to be a very strong candidate for continued clinical development in the treatment of NAFLD/NASH, particularly since no other treatment options are currently approved for this growing unmet need.

Piclidenoson as Potential Treatment for COVID-19 – Can-Fite filed a pre-Investigational New Drug (IND) meeting request with the U.S. Food and Drug Administration (FDA) for Piclidenoson in the treatment of COVID-19 patients with moderate-to-severe symptoms. Following the FDA’s guidance from the pre-IND meeting, Can-Fite plans to submit an IND application for Piclidenoson to be evaluated as a potential addition to the current standard of care treatment for COVID-19. During the first quarter, Can-Fite also entered into a collaborative research agreement with the Lewis Katz School of Medicine at Temple University, Philadelphia to study the anti-viral activity of Piclidenoson on COVID-19 viral load. Can-Fite previously announced that it was approved to commence a COVID-19 clinical study in Israel. While Can-Fite commenced the trial, it has not enrolled patients due to the decreased number of COVID-19 cases in Israel.

Piclidenoson Phase III Rheumatoid Arthritis and Psoriasis Interim Data Expected Q4 2020 – Having enrolled over 50% of patients in its two Phase III studies in rheumatoid arthritis and psoriasis, Can-Fite announced it is implementing an interim analysis for both studies. Data will be monitored by an independent data monitoring committee (IDMC) which will have un-blinded access to the data in Q3 2020. Announcement of interim results is expected in Q4 2020.

Namodenoson is Headed into Pivotal Phase III Liver Cancer Study – Following a successful End-of-Phase II Meeting with the U.S. Food and Drug Administration (FDA) regarding Namodenoson in the treatment of hepatocellular carcinoma (HCC), the most common form of liver cancer, the FDA agreed with Can-Fite’s proposed pivotal Phase III trial design to support a New Drug Application submission and approval. The Phase III study protocol and registration plan have also been submitted to the European Medicines Agency (EMA). Namodenoson is currently being used to treat liver cancer patients in a compassionate use program in Israel, which has enrolled seven patients. In addition, two patients who were enrolled in the Company’s former Phase II study, who responded well to the drug, are continuing treatment. Those two advanced liver cancer patients have reached an overall survival of over 2.5 years while being treated with Namodenoson.

Expanded IP – The U.S. Patent and Trademark Office issued a Notice of Allowance to Can-Fite for Namodenoson in the treatment of NASH & NAFLD. A patent was issued for Namodenoson in the treatment of NASH in South Korea, where the drug is out-licensed for this indication. Can-Fite has also filed a new patent for Namodenoson to be used as a combination therapy with checkpoint inhibitors for oncology indications. Based on its recent scientific findings in cannabinoid-based drugs, Can-Fite has filed patents for the use of such drugs to treat cancer, autoimmune, inflammatory and metabolic diseases.

Cash Infusion of $8.4 Million – During the first quarter of 2020, Can-Fite received a total of $3.4 million through warrant exercises, and $5 million from an equity offering.

“Namodenoson’s Phase II safety and efficacy results in NASH and NAFLD is a significant milestone for our company, and for the medical community seeking a safe and effective treatment for the rapidly growing number of patients diagnosed with fatty liver diseases. The fact that Namodenoson was able to not only reverse, but also resolve NASH in the Phase II NASH patients treated with 25 mg of Namodenoson is very compelling data as we move forward. With recently issued patents for Namodenoson in this indication, we are planning our next advanced stage clinical trial in NASH/NAFLD,” stated Can-Fite CEO Pnina Fishman. “For Namodenoson we are also preparing a Phase III study protocol in the treatment of HCC. Piclidenoson is on track for interim Phase III results in rheumatoid arthritis and psoriasis, as well as a potential treatment for COVID-19. Can-Fite has a robust clinical pipeline with significant opportunities for our drugs in multiple indications.”

“I am happy to report that our operations have not been materially impacted by the COVID-19 outbreak to date. Our ongoing clinical trials and clinical trial preparation work remain on track. We have implemented remote working and workplace protocols for our employees in accordance with Israel Health Ministry guidelines and we continue to closely evaluate the pandemic as it unfolds,” added Dr. Fishman.

Financial Results

Revenues for the three months ended March 31, 2020 were $ 0.20 million compared to revenues of $0.30 million during the three months ended March 31, 2019. The decrease in revenues for the first quarter of 2020 was mainly due to the recognition of a lower portion of advance payments received under distribution agreements from Gebro, Chong Kun Dung Pharmaceuticals and Cipher.

Research and development expenses for the three months ended March 31, 2020 were $3.77 million compared with $1.44 million for the same period in 2019. Research and development expenses for the first quarter of 2020 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the accelerating rate of enrollment of patients for the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis and for psoriasis.

General and administrative expenses were $0.70 million for the three months ended March 31, 2020 compared to $0.57 million for the same period in 2019. The increase is primarily due to an increase in professional services and insurance expenses which was partly offset by a decrease in travel expenses.

Financial expense, net for the three months ended March 31, 2020 was $0.07 million compared to financial expense, net of $0.12 million for the same period in 2019. The decrease in financial expense, net in the first quarter of 2020 is primarily due to a decrease in exchange rate expenses.

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Can-Fite’s net loss for the three months ended March 31, 2020 was $4.34 million compared with a net loss of $1.83 million for the same period in 2019. As of March 31, 2020, Can-Fite had cash and cash equivalents of $5.76 million as compared to $2.7 million at December 31, 2019. The increase in cash during the three months ended March 31, 2020 is due to an aggregate of $8.4 million received through the exercise of certain outstanding warrants following their repricing in January 2020, a public offering in February 2020, and the partial exercise, in March 2020, of warrants issued in the February 2020 public offering.

Following the end of the first quarter of 2020, the Company determined to change its accounting method from IFRS to U.S. GAAP and accordingly has reissued its audited financial statements for all periods covered by its 2019 financial statements under U.S. GAAP. A copy of the reissued financial statements and accompanying financial data has been filed with the Securities and Exchange Commission on Form 6-K. The Company’s consolidated financial results for the three months ended March 31, 2020 are presented in accordance with US GAAP Reporting Standards.

Conference Call

Management will host a conference call today, June 1, 2020 at 8:30 a.m. ET. Investors in the U.S. are invited to dial 877-423-9813. International investors may dial 201-689-8573. The conference ID is 13704594. Investors may also participate via webcast: http://public.viavid.com/index.php?id=140108

A replay of the webcast will be archived on Can-Fite’s website for a period of time.

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$5,767	$2,697
Other receivable and prepaid expenses	2,730	4,383
Short-term investment	46	64

Total current assets	8,543	7,144

NON-CURRENT ASSETS:

Other non-current receivables	1,198	912
Operating lease right of use assets	74	82
Property, plant and equipment, net	33	36

Total long-term assets	1,305	1,030

Total assets	$9,848	$8,174

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INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	March 31,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,425	$2,156
Current maturity of operating lease liability	36	36
Deferred revenues	511	469
Other accounts payable	501	610

Total current liabilities	2,473	3,271

NON-CURRENT LIABILITIES:

Long - term operating lease liability	29	39
Deferred revenues	2,277	2,422

Total long-term liabilities	2,306	2,461

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at March 31, 2020 and December 31, 2019; Issued and outstanding: 263,181,243 shares as of March 31, 2020; 120,652,683 shares as of December 31, 2019	18,560	8,225
Additional paid-in capital	100,750	103,401
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(115,368)	(110,311)

Total equity	5,069	2,442

Total liabilities and shareholders’ equity	$9,848	$8,174

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Three months ended March 31,
	2020	2019
	Unaudited

Revenues	$198	$299

Research and development expenses	(3,771)	(1,443)
General and administrative expenses	(703)	(567)

Operating loss	(4,276)	(1,711)

Total financial expense, net	(66)	(121)

Net loss	(4,342)	(1,832)

Deemed dividend	(715)	-

Net loss applicable to shareholders’ of Ordinary shares	$(5,057)	$(1,832)

Basic and diluted net loss per share	(0.03)	(0.04)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	201,433,936	44,020,479

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About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the outbreak of coronavirus; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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